GENERAL MARITIME CORPORATION

299 Park Avenue, 2nd Floor

New York, New York 10171

April 29, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	General Maritime Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on January 26, 2014
CIK No. 0001443799

Ladies and Gentlemen:

General Maritime Corporation (the “Company”) is hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 3”) pursuant to Title I, Section 106 under the Jumpstart our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 12, 2014 (the “Draft Submission”), and a revised draft registration statement on Form S-1 on a confidential basis under the JOBS Act on January 26, 2015 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 (the “Comment Letter”) received on February 9, 2015 from the staff of the Commission (the “Staff”).   We are providing by overnight delivery a courtesy package that includes copies of Submission No. 3, including copies which have been marked to show changes from Submission No. 2, as well as copies of this letter.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

U.S. Securities and Exchange Commission

April 29, 2015

Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Risk Factors, page 18

The international tanker industry has experienced a drastic downturn, page 20

1.                                      Please revise to provide information with respect to the tanker industry charter rate indexes referenced here as of a more recent date.

In response to the Staff’s comment, the Company has provided information with respect to the referenced tanker industry charter rate indexes as of March 31, 2015.

VLCC Newbuildings, page 118

2.                                      Please file as an exhibit with your registration statement the new shipbuilding agreement among VLCC Acquisition I Corporation, Scorpio Tankers Inc. and its wholly-owned subsidiaries or advise.

In response to the Staff’s comment, the Company has revised the exhibit index to the Registration Statement to include the shipbuilding agreements for its VLCC newbuildings, including the seven shipbuilding agreements entered into by the seven former subsidiaries of Scorpio Tankers, Inc., the fourteen shipbuilding agreements entered into by Navig8 Crude Tankers, Inc. as well as other agreements related to our VLCC newbuildings. See exhibits 10.129 through 10.165 of the exhibit list included in Submission No. 3.

The texts of the agreements themselves will be filed by further amendment.

Note 2: Chapter 11 Reorganization, page F-16

3.                                      We note in your response to prior comment 21 that you primarily looked to the marketing and negotiation process used in selecting a plan sponsor as an indication of reorganization value and that the final amount was derived based upon Oaktree’s secured claim. Please tell us and explain what is meant by “the robust and exhaustive marketing and negotiation process” referenced in your response and how it resulted in the determined reorganization value. Also, revise to disclose the information referred to in ASC 852-10-50-7(c) used in the determination of the value.

In response to the Staff’s comment, the Company advises the Staff of the following details regarding its robust and exhaustive marketing and negotiation process.

In early September 2011, the Company and its professionals initiated active discussions with certain holders of the Prepetition Senior Notes, the lenders under the Oaktree Prepetition Credit Facility, and the lenders under the Company’s senior secured credit

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April 29, 2015

facilities to explore de-leveraging options as well as a process for a comprehensive restructuring of the Company’s balance sheet. Each of these creditor constituents hired separate counsel and financial advisors and entered into non-disclosure agreements with the Company to facilitate the information flow necessary to negotiate a restructuring of the Company’s financial obligations.

Initially, the negotiation efforts focused on reaching a consensual out-of-court restructuring among the parties. The Company, with the assistance of its financial advisor, coordinated a comprehensive process to identify a strategic or financial party to provide equity financing for the Company. Specifically, the Company sought a capital infusion to be provided by any of the creditor constituents or a third party, sufficient to bridge the gap until charter rates normalize and the Company is able to begin generating positive cash flow. In connection with that process, the Company’s financial advisor contacted seventeen financial and strategic investors. Of these parties, four third-party investors executed non-disclosure agreements. However, due to, among other things, the continued drop in charter rates, continued problems in the oil tanker industry, and the Company’s worsening liquidity situation, an out-of-court capital infusion was not viable.

As the prospects for an out-of-court solution diminished, the Company sought financing in connection with a possible bankruptcy filing. In October 2011, the Company and its advisors entered into extensive arm’s-length negotiations with the lenders under its senior secured credit facilities, the lenders under the Oaktree Prepetition Credit Facility, and an ad hoc committee of the Company’s senior secured lenders, as well as third parties, regarding the terms of potential debtor-in-possession financing necessary to provide the Company with sufficient liquidity to sustain operations without material disruption to their business. Based on the Company’s evaluation of all the alternatives available, the Company determined that the financing proposal offered by a steering committee of the senior secured lenders (the “Steering Committee”) offered the best option for debtor-in-possession financing.

On November 8, 2011, the Debtors entered into a commitment letter with the Steering Committee, providing the Debtors a fully underwritten $75 million “new” money debtor-in-possession financing facility (the “DIP Facility”), agented by Nordea and provided by certain of the senior secured lenders.

At the same time the Company was completing the DIP Facility commitment, the Company continued to negotiate with the holders of the Prepetition Senior Notes, the lenders under the Oaktree Prepetition Credit Facility and the Company’s senior secured lenders on the structure of a long term plan to de-lever the Company’s balance sheet and provide a capital infusion to strengthen the Company’s liquidity situation. The Company also continued their extensive marketing efforts to identify new sources of capital to provide such a capital infusion.

As a result of the Company’s efforts, it received an equity investment proposal from Oaktree as well as a proposal from an ad hoc committee of holders of the Prepetition

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April 29, 2015

Senior Notes (the “Senior Noteholder Proposal”). At the same time the Company was evaluating the proposal by Oaktree and the Senior Noteholder Proposal, the Company continued a marketing process to (i) seek an alternative proposal and (ii) assist the Company and its advisors in negotiating improved terms. Specifically, after receiving Oaktree’s proposal, the Company contacted seventeen financial and strategic investors — including hedge funds, private equity firms and strategic buyers — requesting alternative proposals for the investment of new capital, in an amount of no less than $100 million, either in connection with an in-court or an out-of-court restructuring. Each of these potential investors had knowledge of, or was active in, the shipping industry; possessed the ability to conduct their own due diligence, and had access to, or the ability to access, the necessary capital to make a competing new equity investment proposal; and, consequently, were the investors most likely to express an interest in the investment of new capital in the Company.

Despite their efforts, the Company did not receive any offers for a comprehensive restructuring other than Oaktree’s proposal and the Senior Noteholder Proposal.  While Oaktree’s restructuring proposal provided the Company with much needed new capital, the Senior Noteholder Proposal did not contain any committed capital or definitive terms for a restructuring.  Moreover, during extensive negotiations in the weeks leading up to the Petition Date, the Company was able to secure several important concessions from Oaktree, including the inclusion in the Restructuring Support Agreement entered into with Oaktree (and subsequently in the Oaktree Purchase Agreement) of a “go-shop” provision that allowed the Company to continue its marketing efforts through the beginning of the confirmation hearing.

In consultation with its advisors and following the consideration of both Oaktree’s proposal and the Senior Noteholder Proposal by a restructuring oversight transaction committee comprised of independent members of the Board of Directors, the Company ultimately selected the Oaktree proposal as their de facto “stalking horse” bid for a comprehensive restructuring through sponsorship of a chapter 11 plan.

After receiving the Oaktree proposal, the Company’s financial advisor continued its extensive marketing process in an attempt to attract higher and better offers. As part of its marketing process, the Company’s financial advisor contacted at least 73 parties in an attempt to attract new offers. Such parties were invited to enter into confidentiality agreements, after which they had access to data rooms, financial models, and other tools which could assist them in deciding whether to make an equity commitment offer to fund a plan of reorganization. Of the 73 parties that the Company’s financial advisor contacted to solicit interest in a transaction, 24 parties requested and were sent process letters and confidentiality agreements so that they could proceed with the diligence and proposal process.  Seven parties were ultimately given data room access.

The Company’s financial advisor also took steps to ensure that the marketing process remained open to new entrants, including, among other steps, contacting the financial

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April 29, 2015

advisors for the Creditors’ Committee and the senior secured lenders to request the names of additional potential investors.

We also respectfully advise the Staff that in the Amendment to Form S-1 being filed concurrently with this letter, the Company has included updated Financial statements for the years ended December 31, 2014 and 2013.  As such, the financial statement disclosure that pertains to the Company’s emergence from bankruptcy is no longer included in the Registration Statement.  We supplementally advise the Staff that the Company’s value as of the emergence date was determined based on the value of the consideration given by Oaktree in exchange for its post-emergence interest in the Company at the culmination of the marketing and negotiation process and the confirmation of the Chapter 11 Plan by the Bankruptcy Court.

U.S. Securities and Exchange Commission

April 29, 2015

We appreciate the Staff’s attention to this matter. Please do not hesitate to contact Thomas E. Molner at (212) 715-9429 or Terrence L. Shen at (212) 715-7819 of Kramer, Levin, Naftalis & Frankel LLP, counsel to the Company, with any questions or should you require any further information.

Sincerely,

/s/ Leonard J. Vrondissis

Leonard J. Vrondissis
Executive Vice President, Chief Financial Officer

cc:	John P. Tavlarios, General Maritime Corporation
Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP
Terrence L. Shen, Esq., Kramer Levin Naftalis & Frankel LLP
Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP
D. Scott Bennett, Esq., Cravath, Swaine & Moore LLP